SECU[illegible] [illegible]SION

06002694

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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RECEIVED FEB 27 2006 209 SEC MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 16555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.L. Baker & Co., Incorporated dba Baker & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 Detroit Road, Suite 100
(No. and Street)

Rocky River (City) Ohio (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Henahan (216) 696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City), Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Henahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.L. Baker & Co., Incorporated dba Baker & Co., Incorporated, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI WILLIAMS
NOTARY PUBLIC STATE OF OHIO
MY COMMISSION EXPIRES
MARCH 31ST, 2008

Signature

VP/COO/CFO

Title

2/14/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.L. BAKER & CO., INCORPORATED

DECEMBER 31, 2005

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDERS
D.L. BAKER & CO., INCORPORATED

Independent Auditors' Report

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated dba Baker & Co., Incorporated (the Company) as of December 31, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.L. Baker & Co., Incorporated as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 11, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 69,445
RESTRICTED CASH	50,000
RECEIVABLES FROM CLEARING BROKER	96,695
MARKETABLE SECURITIES OWNED - AT MARKET VALUE	1,185,761
NEW YORK STOCK EXCHANGE MEMBERSHIP – AT COST	40,324
FURNITURE AND EQUIPMENT - AT COST LESS ACCUMULATED DEPRECIATION OF $63,525	46,114
	$ 1,488,339

LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 47,943
COMMITMENTS AND CONTINGENCY	
COMMON STOCK 500 shares authorized, 204 shares issued and outstanding, no par value	1,020
ADDITIONAL PAID-IN CAPITAL	394,494
RETAINED EARNINGS	1,044,882
	1,440,396
	$ 1,488,339

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 949,625
Interest and dividends	226,733
Trading gains - Net	156,042
Other income	9,176
	1,341,576
EXPENSES	
Commissions, employee compensation and benefits	783,809
Promotion and advertising	17,952
Clearing fees	111,089
Occupancy	94,628
Communications and data processing	117,604
Professional fees	46,897
Exchange fees	6,928
Other expenses	130,798
	1,309,705
NET INCOME	$ 31,871

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2005	$ 1,020	$ 394,494	$1,013,011	$1,408,525
NET INCOME			31,871	31,871
BALANCE – DECEMBER 31, 2005	$ 1,020	$ 394,494	$1,044,882	$1,440,396

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOW USED IN OPERATING ACTIVITIES	
Net income	$ 31,871
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	11,299
Unrealized appreciation on securities	(158,040)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Receivables from clearing broker and other broker-dealers	43,630
Securities owned, net	(58,794)
Accounts payable and accrued expenses	(15,288)
Net cash used in operating activities	(145,322)
CASH FLOW USED IN INVESTING ACTIVITY	
Acquisition of furniture and equipment	(5,893)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(151,215)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	270,660
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 119,445

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

D.L. Baker & Co., Incorporated dba Baker & Co., Incorporated, (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company is registered with the Securities and Exchange Commission (SEC), all fifty states of the United States of America and the District of Columbia, is a member of the New York Stock Exchange (NYSE), and the National Association of Securities Dealers, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds. At December 31, 2005, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Depreciation

The Company primarily uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

Income Taxes

The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Advertising Costs

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $17,951 in 2005.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Receivables from clearing broker are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2005, all receivables were considered collectible and no allowance was necessary.

Marketable Securities Owned

Marketable securities owned consist primarily of mutual funds and are classified as trading securities as defined by Statement of Financial Accounting Standard No. 115 (SFAS No. 115). In accordance with SFAS No. 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur. Unrealized gain on investments of $158,040 is included in trading gains - net in the statement of income. Shares in Goldman Sachs TR Cap Growth Fund comprised approximately 48% of the Company's total investments as of December 31, 2005.

NOTES TO THE FINANCIAL STATEMENTS

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $1,162,696, which was $1,062,696 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2005, the ratio was .04 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. EMPLOYEE BENEFIT PLAN

Profit Sharing Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors can elect to make a discretionary contribution. The Board of Directors authorized contributions totaling $30,000 for 2005.

6. COMMITMENTS AND CONTINGENCY

Leases

The Company occupies and utilizes office space in Rocky River, Ohio, and Sarasota, Florida. Terms of the lease of the Rocky River office are for five years, expiring September 30, 2009, with the option to renew for one five-year renewal term. Terms of the lease of the Sarasota office are for five years, expiring December 20, 2009, with an option to renew for another five years. The Company closed the Sarasota office during 2005 and is currently negotiating with a potential tenant to sublease the space.

NOTES TO THE FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCY (Continued)

Leases (Continued)

Rental expense for all operating leases, including month-to-month leases, amounted to $68,492 for the year ended December 31, 2005. Minimum commitments under operating leases as of December 31, 2005 are as follows:

2006	$ 84,396
2007	84,396
2008	84,396
2009	69,846
	$ 323,034

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

7. NEW YORK STOCK EXCHANGE MEMBERSHIP

The Company is a member of the New York Stock Exchange, Inc., and this membership is carried on the accompanying statement of financial condition at cost. The last contracted sale of a membership on the New York Stock Exchange, Inc., as of December 31, 2005 was $3,550,000.

The Members of the New York Stock Exchange, Inc. voted on December 6, 2005 to merge the New York Stock Exchange, Inc. with Archipelago Holdings to form a new company, The NYSE Group. It is management's belief that the merger is expected to take place during the first quarter of 2006, pending approval by the Securities and Exchange Commission. Although not finalized, it is expected that each Member will receive 80,177 restricted shares of the NYSE Group, Inc. and a cash of $300,000 in exchange for its interest in the New York Stock Exchange, Inc. All or a portion of the shares of stock issued in this merger may be restricted as to their sale for up to three years.

The Company has requested to receive more shares of stock and less cash. It is not determined at this time whether this request will be granted.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$1,440,396
Less: Non-allowable assets		
Commission receivable – Unsecured and 12b(1) fees	$ 1,662	
Exchange seat membership	40,324	
Furniture and equipment – Net of accumulated depreciation	46,114	88,100
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		1,352,296
Haircuts on securities		189,600
NET CAPITAL		$1,162,696
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 47,943
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 3,196
MINIMUM REQUIRED NET CAPITAL		$ 100,000
NET CAPITAL REQUIREMENT		$ 100,000
EXCESS NET CAPITAL		$1,062,696
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.04 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2005, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

SHAREHOLDERS
D.L. BAKER & CO., INCORPORATED

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of D.L. Baker & Co., Incorporated (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

January 11, 2006
Westlake, Ohio